Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS

ENDED JUNE 30, 2021 AND 2020

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) (Unaudited)

ASSETS	Notes	As at June 30, 2021	As at December 31, 2020
Current
Cash and cash equivalents		$137,655	$62,508
Accounts receivable		21,507	20,353
Inventories	3	27,172	25,496
Other current assets	4	16,008	19,184
		202,342	127,541
Non-Current
Mineral, property, plant and equipment	5	399,856	333,702
Exploration and evaluation assets	6	24,078	21,024
Deposits		532	513
Deferred income tax assets		1,635	14,223
Other non-current assets		32	96
		426,133	369,558
Total Assets		$628,475	$497,099

LIABILITIES
Current
Accounts payable and accrued liabilities		$42,413	$37,878
Current portion of loans and borrowings	7	4,461	12,539
Current portion of value added, payroll and other taxes payable		14,755	13,361
Current portion of derivatives	15	18,129	26,540
Current portion of lease liabilities		3,695	1,402
		83,453	91,720
Non-Current
Loans and borrowings	7	152,404	155,563
Provisions		21,873	21,450
Value added, payroll and other taxes		4,239	1,468
Derivatives	15	7,125	10,811
Lease liabilities		2,490	346
Other non-current liabilities		1,234	1,666
		189,365	191,304
Total Liabilities		272,818	283,024

SHAREHOLDERS’ EQUITY
Share capital	8	129,152	126,152
Equity reserves		(43,606)	(67,291)
Retained earnings		269,010	153,842
Equity attributable to owners of the Company		354,556	212,703
Non-controlling interests		1,101	1,372
		355,657	214,075
Total Liabilities and Equity		$628,475	$497,099

Commitments (Note 9); Contingencies (Note 17)

APPROVED ON BEHALF OF THE BOARD:

“David Strang” , CEO & Director	” Matthew Wubs” , Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

	Notes	Three-month period ended June 30, 2021	Three-month period ended June 30, 2020	Six-month period ended June 30, 2021	Six-month period ended June 30, 2020

Revenue	9	$120,706	$70,760	$243,249	$138,505
Cost of product sold	10	(35,300)	(30,114)	(73,660)	(65,925)
Sales expenses		(1,747)	(1,114)	(3,121)	(2,396)
Gross profit		83,659	39,532	166,468	70,184

Expenses
General and administrative	11	(9,506)	(6,073)	(18,007)	(13,576)
Share-based compensation	8(a) to (c)	(2,480)	(2,723)	(4,826)	(4,772)
Income before the undernoted		71,673	30,736	143,635	51,836

Other income (expenses)
Finance income		318	530	1,288	997
Finance expense	12	(2,306)	(2,845)	(6,076)	(9,496)
Foreign exchange gain (loss)	13	30,718	(16,322)	2,093	(98,244)
Other expenses		(562)	(802)	(1,213)	(1,495)
Income (loss) before income taxes		99,841	11,297	139,727	(56,402)

Income tax recovery (expense)
Current		(4,716)	(2,798)	(11,806)	(3,889)
Deferred		(11,146)	(791)	(11,885)	15,004
		(15,862)	(3,589)	(23,691)	11,115
Net income (loss) for the period		83,979	7,708	116,036	(45,287)

Other comprehensive income (loss)
Foreign currency translation gain (loss)		44,603	(14,041)	20,244	(63,960)
Comprehensive income (loss)		$128,582	$(6,333)	$136,280	$(109,247)

Net income (loss) attributable to:
Owners of the Company		83,419	7,526	115,168	(45,227)
Non-controlling interests		560	182	868	(60)
		$83,979	$7,708	$116,036	$(45,287)

Comprehensive income (loss) attributable to:
Owners of the Company		127,844	(6,459)	135,331	(108,931)
Non-controlling interests		738	126	949	(316)
		$128,582	$(6,333)	$136,280	$(109,247)

Net income (loss) per share attributable to owners of the Company	8(e)
Net income (loss) per share
Basic		$0.95	$0.09	$1.31	$(0.53)
Diluted		$0.89	$0.08	$1.24	$(0.53)

Weighted average number of common shares outstanding
Basic		88,251,995	85,933,443	88,158,672	85,846,319
Diluted		93,314,274	91,428,969	93,106,210	85,846,319

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders’ Equity (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed surplus	Foreign exchange	Retained earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058

Income for the period		-	-	-	-	(45,227)	(45,227)	(60)	(45,287)
Other comprehensive loss for the period		-	-	-	(63,704)	-	(63,704)	(256)	(63,960)
Total comprehensive loss for the period		-	-	-	(63,704)	(45,227)	(108,931)	(316)	(109,247)
Shares issued for:
Exercise of options and warrants		594,313	2,327	(671)	-	-	1,656	-	1,656
Share-based compensation	8(a) to (b)	-	-	4,268	-	-	4,268	-	4,268
Dividends to non-controlling interest								(10)	(10)
Balance, June 30, 2020		86,297,959	$122,819	$12,681	$(97,277)	$56,993	$95,216	$509	$95,725

Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075
Income for the period		-	-	-	-	115,168	115,168	868	116,036
Other comprehensive loss for the period		-	-	-	20,163	-	20,163	81	20,244
Total comprehensive income (loss) for the period		-	-	15,637	20,163	115,168	135,331	949	136,280
Shares issued for:
Exercise of options and warrants		495,415	3,000	(799)	-	-	2,201	-	2,201
Share-based compensation	8(a) to (b)	-	-	4,321	-	-	4,321	-	4,321
Dividends to non-controlling interest		-	-	-	-	-	-	(1,220)	(1,220)
Balance, June 30, 2021		88,374,676	$129,152	$19,159	$(62,765)	$269,010	$354,556	$1,101	$355,657

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flows (Amounts in thousands of US Dollars) (Unaudited)

	Three-month period ended June 30, 2021	Three-month period ended June 30, 2020	Six-month period ended June 30, 2021	Six-month period ended June 30, 2020
Cash Flows from / (used in) Operating Activities

Net income (loss) for the period	$83,979	$7,708	$116,036	$(45,287)

Adjustments for:
Amortization and depreciation	9,871	9,261	21,382	19,742
Income tax expense (recovery)	15,862	3,589	23,691	(11,115)
Write-off of plant and equipment	54	48	129	48
Provisions	39	212	(29)	555
Share-based compensation	2,480	2,723	4,826	4,772
Finance income	(318)	(530)	(1,288)	(997)
Finance expenses	2,306	2,845	6,076	9,496
Foreign exchange loss (gain)	(30,718)	16,322	(2,093)	98,244

Changes in:
Accounts receivable	11,632	(98)	(557)	5,764
Inventories	(1,200)	(3,044)	87	(4,981)
Other assets	(1,008)	2,473	3,953	3,914
Accounts payable and accrued liabilities	2,580	7,386	(9,248)	6,328
Value added, payroll and other taxes	(389)	(1,724)	620	1,063
	95,170	47,171	163,585	87,546
Derivative contract settlements	(5,997)	(4,363)	(11,708)	(7,014)
Provision settlements	(443)	(338)	(795)	(748)
Income taxes paid	(3,628)	-	(3,868)	-
	85,102	42,470	147,214	79,784

Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(35,239)	(30,375)	(61,112)	(58,742)
Additions to exploration and evaluation assets	(837)	(34)	(1,301)	(88)
Other investments	374	47	500	565
	(35,702)	(30,362)	(61,913)	(58,265)

Cash Flows from / (used in) Financing Activities
Restricted cash	-	375	-	750
Lease liability payments	(1,181)	(1,016)	(2,266)	(2,187)
New loans and borrowings, net of finance costs	11	5,309	641	50,998
Loans and borrowings paid	(3,114)	(7,854)	(10,776)	(29,084)
Interest paid on loans and borrowings	(1,401)	(1,284)	(3,322)	(3,732)
Other finance expenses	(1,090)	(540)	(2,103)	(1,306)
Issuance of share capital, net of issuance costs	1,085	1,357	2,201	1,656
	(5,690)	(3,653)	(15,625)	17,095

Effect of exchange rate changes on cash and cash equivalents	9,371	(1,176)	5,471	(8,482)
Net increase in cash and cash equivalents	53,081	7,279	75,147	30,132
Cash and cash equivalents - beginning of period	84,574	44,338	62,508	21,485
Cash and cash equivalents - end of period	$137,655	$51,617	$137,655	$51,617

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

1.	Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 6). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the production and sale of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Aventine, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the three and six-month periods ended June 30, 2021, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2020. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on August 4, 2021.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

b)	New Accounting Standards and Interpretations

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company will not adopt this amendment until the effective date but does not anticipate a material impact on its consolidated financial statements.

•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. Phase 2 of the Interest Rate Benchmark Reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. Phase 2 amendments require the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to this reform rather than applying modification accounting. In addition, the Phase 2 amendments require disclosures to assist users in understanding the effect of the reform on the Company’s financial instruments and risk management strategy.

The Company maintains a $150.0 million senior secured revolving credit facility which bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time, and which is expected to be fully repaid on March 31, 2025. The Company expects to switch over to the benchmark replacement rate, the Secured Overnight Funding Rate (“SOFR”) during 2021.

The Company also maintains LIBOR interest rate swap contracts on a notional amount of $50.0 million of the $150.0 million senior secured revolving credit facility, which was swapped for a fixed interest rate of 1.68%. The Company expects it will also switch over to the SOFR for this interest rate swap arrangement, which is in effect until March 31, 2025.

The Company is in the process of assessing the impact of the switch to SOFR on the consolidated financial statements.

c)	Use of Judgments and Estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2020.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

3.	Inventories

	June 30, 2021	December 31, 2020
Supplies and consumables	$19,818	$15,619
Stockpile	1,555	3,569
Work in progress	2,511	5,234
Finished goods	3,288	1,074
	$27,172	$25,496

4.	Other Current Assets

	June 30, 2021	December 31, 2020
Advances to suppliers	$751	$500
Prepaid expenses	4,694	2,635
Advances to employees (a)	1,146	2,091
Value added federal taxes recoverable (b)	9,417	13,958
	$16,008	$19,184

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiaries MCSA and NX Gold.

(b)	At June 30, 2021, $5.9 million (December 31, 2020 - $12.0 million) of this balance relates to additional taxes recoverable identified by a study conducted to revisit certain tax positions in 2020 and a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payment. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales. During the three and six-month periods ended June 30, 2021, the Company used $0.2 million and $6.1 million, respectively, of these credits to offset current income taxes payable. (three and six-month periods ended June 30, 2020 - $1.6 million and $4.8 million, respectively)

5.	Mineral, Property, Plant and Equipment

Additions to mineral, property, plant and equipment totaled $46.1 million and $72.0 million during the three and six-month periods ended June 30, 2021, respectively, (three and six-month periods ended June 30, 2020 - $33.7 million and $61.5 million, respectively) none of which was obtained through financing arrangements with equipment suppliers (three and six-month periods ended June 30, 2020 - $0.1 million and $6.4 million, respectively).

Certain equipment has been provided as security for the equipment finance loans (note 7(b)).

Included in mineral, property, plant and equipment is $93.0 million (December 31, 2020 - $56.8 million) related to projects in progress that are not currently being amortized.

6.	Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Company’s Boa Esperança development project located in the Municipality of Tucumã, in the state of Pará, Brazil. This prospective copper property is the subject of a completed feasibility study, and an optimization study is currently in progress.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

7.	Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	June 30, 2021	December 31, 2020
Bank loan	BRL R$	Unsecured	65 months	CDI + 0.5%	4,185	3,819	3,980
Line of credit (MCSA)	BRL R$	Unsecured	-	CDI + 9.0%	-	-	1,447
Lines of credit (MCSA)	BRL R$	Unsecured	-	9.60%-13.20%	-	-	4,221
Equipment finance loan (Plural)	BRL R$	Secured	5 months	CDI + 7.0%	400	503	1,065
Equipment finance loans	BRL R$	Secured	-	11.88%-16.49%	-	-	1,607
Equipment finance loans	EURO	Secured	12 - 18 months	5.5%-7.0%	719	734	1,791
Equipment finance loans	USD	Secured	10 - 26 months	6.50%-7.95%	4,055	4,191	5,605
Senior non-revolving credit facility	USD	Secured	-	LIBOR + 2.50%-4.25%	-	-	74,193
Senior revolving credit facility	USD	Secured	45 months	LIBOR + 2.25%-4.25%	150,000	147,618	74,193

Total					$159,359	$156,865	$168,102

Current portion:						$4,461	$12,539
Non-current portion:						$152,404	$155,563

	June 30, 2021	December 31, 2020
Balance, beginning of year	$168,102	$159,370
New senior revolving credit facility, net	-	13,652
New equipment finance loans	-	19,278
New lines of credit	641	36,726
Principal and interest payments	(14,098)	(67,118)
Interest accretion	3,216	9,921
Effect of foreign exchange rate changes	(996)	(3,727)
Balance, end of period	$156,865	$168,102

(a)	Senior credit facility

The Company had a $150.0 million facility from a syndicate of Canadian financial institutions. The facility was comprised of a $75.0 million senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”). The Term Facility required quarterly payments commencing on March 31, 2022 and the Revolving Credit Facility was due on March 31, 2024. The Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio at the time.

During the six-month period ended June 30, 2021, the Facilities were amended to combine the Facilities into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) payable entirely on March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities.

The New Revolving Credit Facility is secured by pledges of shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As of the date of these condensed consolidated interim financial statements, the Company is in compliance with these covenants.

During the six-month period ended June 30, 2021, the existing interest rate swap arrangement was replaced with a new interest rate swap arrangement whereby the floating interest on a notional amount of $50.0 million of the New Revolving Credit Facility was swapped for a fixed interest rate of 1.68%. The interest rate swap arrangement is in effect until March 31, 2025. Interest swap settlements are being made on a monthly basis.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

(b)	Bank loan and equipment finance loans

The bank loan relates to the Company’s subsidiary, MCSA, and was recognized at the date the Company acquired MCSA at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at June 30, 2021. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)	MCSA and NX Gold lines of credit

At June 30, 2021, and during the six-month period then ended, the Company’s subsidiaries, MCSA and NX Gold, terminated all their remaining available credit facilities.

MCSA had a non-revolving line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9.00% per annum. At December 31, 2020, BRL $7.5 million ($1.4 million) had been drawn from this credit facility. During the six-month period ended June 30, 2021, this credit facility was repaid in full and terminated.

MCSA had various supply credit arrangements, of which BRL $21.8 million ($4.2 million) remained outstanding as at December 31, 2020. The interest rates on these credit agreements ranged from 9.60% to 24.34%. During the six-month period ended June 30, 2021, these credit facilities were repaid in full and terminated.

MCSA has a credit agreement for a line of credit of up to BRL $30.0 million at an interest rate of CDI + 8.86%. At June 30, 2021, no amount had been drawn from this credit facility and it was terminated.

NX Gold has a credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.30% per annum. The Company and MCSA provide unsecured guarantees for this credit agreement. At June 30, 2021, no amounts had been drawn from this line of credit and it was terminated.

NX Gold has a credit agreement for a line of credit of up to BRL $8.0 million at an interest rate of CDI + 8.86%. At June 30, 2021, no amount had been drawn from this credit facility and it was terminated.

(d)	Plural loan

MCSA has an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of CDI + 7.00% per annum. In connection with this loan, MCSA entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank whereby the floating interest of CDI + 7.00% on a notional amount of BRL $2.2 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $2.2 million was swapped for the USD currency at a foreign exchange rate of 3.95. This interest rate and foreign exchange swap transactions are in effect for the term of the loan.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

8.	Share Capital

As at June 30, 2021, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2021, 88,374,676 common shares were outstanding.

(a)	Options

On March 19, 2021, the Company granted 50,000 options to a new employee of the Company at an exercise price of CAD$24.45 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.3 million, which is recognized over the vesting period.

	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, December 31, 2020	4,641,763	$8.00
Issued	50,000	19.73
Exercised	(362,083)	5.64
Outstanding stock options, June 30, 2021	4,329,680	$8.46

The weighted average share price on the date of exercise for options exercised during the three and six-month periods ended June 30, 2021 was $23.25 and $20.01, respectively (three and six-month periods ended June 30, 2020 - $12.86 and $12.84, respectively).

As at June 30, 2021, the following stock options were outstanding:

Expiry Date	Number of Stock Options	Weighted Average Exercise Price		Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
May 15, 2022	320,334	$1.50	USD	320,334	0.87
July 10, 2022	60,000	1.50	USD	60,000	1.03
November 24, 2022	318,000	6.48	CAD	318,000	1.40
December 7, 2022	1,142,501	6.74	CAD	1,142,501	1.44
January 18, 2023	60,000	7.95	CAD	60,000	1.55
January 23, 2023	21,667	7.76	CAD	21,667	1.57
June 19, 2023	134,000	10.25	CAD	134,000	1.97
July 16, 2023	100,000	9.01	CAD	33,332	2.04
December 31, 2023	1,022,256	9.76	CAD	693,065	2.50
January 2, 2024	125,000	9.80	CAD	125,000	2.51
August 15, 2024	20,000	21.09	CAD	20,000	3.13
December 12, 2024	470,228	20.52	CAD	156,734	3.45
January 2, 2025	73,456	23.42	CAD	53,456	3.51
December 17, 2025	412,238	18.90	CAD	25,207	4.47
March 18, 2026	50,000	24.45	CAD	-	4.72
	4,329,680	$8.46	USD	3,163,296	2.29

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the June 30, 2021 exchange rate of 1.2395.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

The fair value of options granted in the three and six-month periods ended June 30, 2021 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

2021
Expected term (years)	3.0
Forfeiture rate	0%
Volatility	54%
Dividend yield	0%
Risk-free interest rate	0.77%
Weighted-average fair value per option	$6.32

For the three and six-month periods ended June 30, 2021, the Company recorded share-based compensation of $0.7 million and $1.4 million (three and six-month periods ended June 30, 2021 - $0.9 million and $2.1 million, respectively) with respect to its outstanding stock options.

(b)	Share Unit Plan

No share units were issued during the three and six-month periods ended June 30, 2021. As at June 30, 2021 and December 31, 2020, 727,761 share units are outstanding. These share units will vest three years from the date of grant by the Compensation Committee and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model.

During the three and six-month periods ended June 30, 2021, the Company recorded share-based compensation of $1.5 million and $2.9 million (three and six-month periods ended June 30, 2020 - $1.6 million and $2.2 million, respectively) with respect to the share units.

(c)	Deferred Share Unit Plan

During the three and six-month periods ended June 30, 2021, 2,853 and 6,178 Deferred Share Units (“DSU”), respectively, (three and six-month periods ended June 30, 2020 - 4,994 and 37,321 DSUs, respectively) were issued to independent directors.

As at June 30, 2021, the fair value of the DSU liability was $1.8 million (December 31, 2020 - $1.3 million) which has been recognized in accounts payable and accrued liabilities, with $0.3 million and $0.5 million recognized in share-based compensation expense for the three and six-month periods ended June 30, 2021 (three and six-month periods ended June 30, 2020 - $0.2 million and $0.5 million, respectively).

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

(d)	Warrants

As at June 30, 2021, 1,466,664 (December 31, 2020 – 1,599,996) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 0.45 years. 66,666 and 133,332 warrants were exercised during the three and six-month periods ended June 30, 2021 for gross proceeds of $0.1 million and $0.2 million, respectively (100,000 warrants exercised for gross proceeds of $0.1 million for the three and six-month periods ended June 30, 2020).

(e)	Net Income (loss) per Share

	Three months ended June 30, 2021	Three months ended June 30, 2020

Weighted average number of common shares outstanding	88,251,995	85,933,443
Dilutive effect of warrants	1,435,893	2,540,190
Dilutive effect of stock options	2,534,744	2,297,641
Dilutive effect of Share Units	1,091,642	657,695
Weighted average number of diluted common shares outstanding	93,314,274	91,428,969

Net income attributable to owners of the Company	$83,419	$7,526
Basic net income per share attributable to owners of the Company	0.95	0.09
Diluted net income per share attributable to owners of the Company	0.89	0.08

	Six months ended June 30, 2021	Six months ended June 30, 2020

Weighted average number of common shares outstanding	88,158,672	85,846,319
Dilutive effect of warrants	1,446,119	-
Dilutive effect of stock options	2,409,777	-
Dilutive effect of Share Units	1,091,642	-
Weighted average number of diluted common shares outstanding	93,106,210	85,846,319

Net income (loss) attributable to owners of the Company	$115,168	$(45,227)
Basic net income (loss) per share attributable to owners of the Company	1.31	(0.53)
Diluted net income (loss) per share attributable to owners of the Company	1.24	(0.53)

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

9.	Revenue

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Copper concentrate
- sales within Brazil	$32,713	$25,739	$73,056	$76,960
- export sales	68,513	28,172	131,652	37,015
- price adjustments on provisionally priced sales	1,759	2,634	3,039	(1,285)
Gold
- export sales	17,721	14,215	35,502	25,815
	$120,706	$70,760	$243,249	$138,505

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price.  The final sales price for all shipments in a month is based on the average copper price in the month of shipment and determined at the end of the month in which the sale is recognized.  Accordingly, no provisionally priced sales remain for this customer at June 30, 2021. During the three-month period ended March 31, 2021, the Company entered into a contract with a new customer whereby provisionally priced sales are settled with a final sales price four months after shipment takes place. As at June 30, 2021, 5,253 tonnes of copper concentrate have been sold on a provisionally priced basis and are exposed to commodity price changes. During the three and six-month periods ended June 30, 2021, the Company recognized $1.8 million and $3.0 million, respectively, (three and six-month periods ended June 30, 2020 - $2.6 million and ($1.3 million), respectively) in price adjustments related to provisionally priced sales.

During the three-month period ended June 30, 2021, the Company entered into a precious metals purchase agreement (the “NX Gold Transaction”) with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively, “Royal Gold”), in relation to gold production from the NX Gold mine. The Company will receive upfront cash consideration of $100 million payable to the Company on closing for the purchase of 25% of an equivalent amount of gold produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional payment obligations of Royal Gold include:

i.	Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce;

ii.	Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold mine at a rate of US$100 per meter; and,

iii.	US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing environmental, social and governance initiatives within the area of influence of the mine.

The Company expects this transaction to close in the third quarter of 2021.

Closing of the transaction is subject to the completion of certain corporate matters and customary conditions.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

10.	Cost of Product Sold

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Materials	$5,909	$4,374	$11,766	$9,356
Salaries and benefits	8,284	6,767	17,238	15,457
Depreciation and depletion	9,756	9,228	21,230	19,677
Contracted services	4,833	4,329	10,004	9,852
Maintenance costs	3,873	3,422	8,153	7,015
Utilities	2,493	1,886	4,966	4,289
Other costs	152	108	303	279
	$35,300	$30,114	$73,660	$65,925

11.	General and Administrative Expenses

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Accounting and legal	$721	$307	$1,087	$505
Amortization and depreciation	115	33	152	65
Office and sundry	1,823	1,431	3,351	3,037
Provisions	39	212	(29)	555
Salaries and consulting fees	2,828	2,429	8,241	6,856
Incentive payments	2,630	1,558	3,121	1,855
Transfer agent and filing fees	91	54	210	172
Travel and conference	1,259	49	1,874	531
	$9,506	$6,073	$18,007	$13,576

12.	Finance Expense

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Interest on loans and borrowings	$1,537	$2,542	$3,216	$5,274
Loss on interest rate swap derivatives	155	195	117	2,018
Accretion of mine closure and rehabilitation provision	246	191	473	459
Commitment fees	66	385	208	385
Interest on lease liabilities	104	60	165	137
Other finance expenses	198	(528)	1,897	1,223
	$2,306	$2,845	$6,076	$9,496

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

13.	Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Foreign exchange on USD denominated debt in Brazil	$9,993	$(2,996)	$2,162	$(29,869)
Realized foreign exchange on derivative contracts (note 15)	(5,997)	(4,363)	(11,708)	(7,014)
Unrealized foreign exchange on derivative contracts (note 15)	29,934	(8,485)	12,983	(61,140)
Other	(3,212)	(478)	(1,344)	(221)
	$30,718	$(16,322)	$2,093	$(98,244)

14.	Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three and six-month periods ended June 30, 2021 was $1.8 million and $3.7 million, respectively ($1.8 million and $3.6 million for the three and six-month periods ended June 30, 2020, respectively). In addition, 50,000 options and 6,178 DSUs were issued to key management personnel and non-executive directors during the six-month period ended June 30, 2021 (43,456 options and 37,321 DSUs for the six-month period ended June 30, 2020). For key management personnel, $1.4 million and $2.8 million was recognized in share-based compensation expense for the three and six-month periods ended June 30, 2021 for options, share units, and DSUs issued ($1.6 million and $2.9 million for the three and six-month periods ended June 30, 2020, respectively).

During the three and six-month periods ended June 30, 2021, key management personnel exercised 85,000 and 135,000 options, and 66,666 and 133,332 warrants, for total cash proceeds to the Company of $0.5 million and $0.7 million, respectively (223,555 and 248,555 options, as well as 100,000 warrants for total cash proceeds of $0.5 million and $0.6 million for the three and six-month periods ended June 30, 2020, respectively).

As at June 30, 2021, $1.8 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2020 - $3.7 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

15.	Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at June 30, 2021, derivatives were measured at fair value based on Level 2 inputs.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At June 30, 2021, the carrying value of loans and borrowings is $156.9 million while the fair value is approximately $159.4 million. The contractual interest rates on these loans and borrowings are a close approximation of market rates of interest at June 30, 2021 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$137,655	$62,508
Accounts receivable	21,507	20,353
Deposits and other non-current assets	534	595
	$159,696	$83,456

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only four significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three and six-month periods ended June 30, 2021 nor recognized a provision for credit losses.

(i) Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $279.7 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.15 BRL to US Dollar and an average cap rate of 4.86 BRL to US Dollar. The maturity dates of these contracts are from July 28, 2021 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at June 30, 2021 was a liability of $23.3 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at June 30, 2021 was determined using an option pricing model with the following assumptions: discount rate of 2.78% - 2.83%, a foreign exchange rate range of 4.99 – 5.46, and volatility of 15.65% - 16.78%. The change in fair value of foreign exchange collar contracts was a gain of $29.9 million and $13.0 million for the three and six-month periods ended June 30, 2021, respectively (loss of $8.5 million and $61.1 million for the three and six-month periods ended June 30, 2020, respectively) and has been recognized in foreign exchange gain (loss). In addition, during the three and six-month periods ended June 30, 2021, the Company recognized a realized loss of $6.0 million and $11.7 million, respectively ($4.4 million and $7.0 million for the three and six-month periods ended June 30, 2020, respectively) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $150.0 million, Brazilian Real denominated bank loans of $4.2 million, and Brazilian Real denominated equipment finance loans of $0.4 million. Based on the Company’s net exposure at June 30, 2021, a 1% change in the variable rates would have an impact of $1.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at June 30, 2021, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 7(a)). At June 30, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at June 30, 2021 was a liability of $2.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position. The Company recognized a realized loss of $0.4 million on the termination of the original interest rate swap from 2019 (see note 7) (realized loss of $0.3 million and $0.4 million for the three and six-month periods ended June 30, 2020, respectively) and a realized loss of $0.1 million for the three and six month periods ended June 30, 2021 for the new interest rate swap. The Company also recognized an unrealized gain of nil and $0.4 million for the three and six-month periods ended June 30, 2021, respectively (unrealized gain of $0.1 million and unrealized loss of $1.6 million for the three and six-month periods ended June 30, 2020, respectively), which was included in finance expense.

In addition, as at June 30, 2021, MCSA has entered into an interest rate and currency swap contract on the Plural Loan (see note 7(d)). At June 30, 2021, the floating interest on a notional amount of BRL $2.2 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at June 30, 2021 was a liability of $0.2 million (December 31, 2020 – $0.3 million) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.1 million and $0.2 million for the three and six-month periods ended June 30, 2021, respectively, and was included in finance expense.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At June 30, 2021, the Company has provisionally priced sales that are exposed to commodity price changes (note 9). Based on the Company’s net exposure at June 30, 2021, a 10% change in the price of copper would have an impact of $1.9 million on pre-tax net income.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

16.	Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from three customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Three months ended June 30, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$102,985	$17,721	$-	$120,706
Depreciation and depletion	(7,858)	(1,898)	-	(9,756)
Other cost of product sold expenses	(20,464)	(5,080)	-	(25,544)
Cost of product sold	(28,322)	(6,978)	-	(35,300)
Sales expenses	(1,605)	(142)	-	(1,747)
Gross profit	73,058	10,601	-	83,659

Expenses
General and administrative	(4,561)	(593)	(4,352)	(9,506)
Share-based compensation	-	-	(2,480)	(2,480)
Finance income	142	170	6	318
Finance expenses	(1,110)	(465)	(731)	(2,306)
Foreign exchange gain (loss)	30,180	727	(189)	30,718
Other expenses	(319)	(243)	-	(562)
Income (loss) before taxes	97,390	10,197	(7,746)	99,841
Current tax expense	(3,341)	(1,225)	(150)	(4,716)
Deferred tax expense	(11,110)	(36)	-	(11,146)
Net Income (Loss)	$82,939	$8,936	$(7,896)	$83,979

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

Six months ended June 30, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$207,747	$35,502	$-	$243,249
Depreciation and depletion	(17,624)	(3,606)	-	(21,230)
Other cost of product sold expenses	(42,266)	(10,164)	-	(52,430)
Cost of product sold	(59,890)	(13,770)	-	(73,660)
Sales expenses	(2,867)	(254)	-	(3,121)
Gross profit	144,990	21,478	-	166,468

Expenses
General and administrative	(8,780)	(1,057)	(8,170)	(18,007)
Share-based compensation	-	-	(4,826)	(4,826)
Finance income	185	245	858	1,288
Finance expenses	(3,424)	(613)	(2,039)	(6,076)
Foreign exchange gain (loss)	2,015	190	(112)	2,093
Other expenses	(810)	(403)	-	(1,213)
Income (loss) before taxes	134,176	19,840	(14,289)	139,727
Current tax expense	(6,702)	(2,458)	(2,646)	(11,806)
Deferred tax expense	(11,836)	(49)	-	(11,885)
Net Income (Loss)	$115,638	$17,333	$(16,935)	$116,036

Assets
Current	$133,884	$43,317	$25,141	$202,342
Non-current	383,443	35,273	7,417	426,133
Total Assets	$517,327	$78,590	$32,558	$628,475
Total Liabilities	$88,471	$21,183	$163,164	$272,818

Three months ended June 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$56,545	$14,215	$-	$70,760
Depreciation and depletion	(8,565)	(663)	-	(9,228)
Other cost of product sold expenses	(17,080)	(3,806)	-	(20,886)
Cost of product sold	(25,645)	(4,469)	-	(30,114)
Sales expenses	(1,114)	-	-	(1,114)
Gross profit	29,786	9,746	-	39,532

Expenses
General and administrative	(3,817)	(213)	(2,043)	(6,073)
Share-based compensation	-	-	(2,723)	(2,723)
Finance income	168	18	344	530
Finance expenses	(780)	(196)	(1,869)	(2,845)
Foreign exchange loss	(15,861)	(440)	(21)	(16,322)
Other income	(413)	(389)	-	(802)
Income (loss) before taxes	9,083	8,526	(6,312)	11,297
Current taxes	(1,506)	(1,292)	-	(2,798)
Deferred taxes	(849)	58	-	(791)
Net Income (Loss)	$6,728	$7,292	$(6,312)	$7,708

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

Six months ended June 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$112,690	$25,815	$-	$138,505
Depreciation and depletion	(18,131)	(1,546)	-	(19,677)
Other cost of product sold expenses	(37,468)	(8,780)	-	(46,248)
Cost of product sold	(55,599)	(10,326)	-	(65,925)
Sales expenses	(2,396)	-	-	(2,396)
Gross profit	54,695	15,489	-	70,184

Expenses
General and administrative	(8,565)	(693)	(4,318)	(13,576)
Share-based compensation	-	-	(4,772)	(4,772)
Finance income	285	58	654	997
Finance expenses	(3,421)	(528)	(5,547)	(9,496)
Foreign exchange loss	(95,510)	(2,704)	(30)	(98,244)
Other income	(963)	(532)	-	(1,495)
Income (loss) before taxes	(53,479)	11,090	(14,013)	(56,402)
Current tax expense	(1,923)	(1,966)	-	(3,889)
Deferred tax recovery	14,575	429	-	15,004
Net Income (Loss)	$(40,827)	$9,553	$(14,013)	$(45,287)

Assets
Current	$53,789	$16,238	$20,927	$90,954
Non-current	306,776	19,830	2,770	329,376
Total Assets	$360,565	$36,068	$23,697	$420,330
Total Liabilities	$149,855	$16,590	$158,160	$324,605

17.	Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $23.0 million as at June 30, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.